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                             December 13, 2022

       Xiao Jun Kong
       Chief Executive Officer, Chief Financial Officer
       China Foods Holdings Ltd.
       Room 2301A China Resources Building
       26 Harbour Road
       Wanchai, Hong Kong

                                                        Re: China Foods
Holdings Ltd.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Three Months Ended March 31, 2022
                                                            Response dated
November 30, 2022
                                                            File No. 001-32522

       Dear Xiao Jun Kong:

              We have reviewed your November 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 14, 2022 letter.

       Response Letter dated November 30, 2022

       Form 10-K for the Year Ended December 31, 2021
       Item 1. Business, page 3

   1. We note you did not respond to our prior comment 1; therefore, we reissue in full. Please amend this section to
provide all information required by Item 101(h) of Regulation S-K, including, but not
limited to, your principal products or services and their markets, distribution methods of
the products or services, competitive business conditions, sources and availability of raw
materials and the names of principal suppliers, and the number of total employees. Please
consult Item 101(h) of Regulation S-K for guidance.
 Xiao Jun Kong
FirstName LastNameXiao
China Foods Holdings Ltd.Jun Kong
Comapany13,
December  NameChina
              2022    Foods Holdings Ltd.
December
Page 2    13, 2022 Page 2
FirstName LastName
2. We note that you did not respond to our prior comment 2; therefore we will reissue in full. We note your response to comment 3 in our November 14, 2022 letter and your proposed disclosure regarding the legal and operational risks associated with being based in or having the majority of the company's operations in China. Please revise your proposed disclosure further to explicitly note how recent statements and regulatory actions by China's government have or may impact the company's ability to accept foreign investments or list on a U.S. or other foreign exchange.
3. We note your response to our prior comment 3 and your proposed disclosure that your auditor is currently not inspected by the PCAOB. Please revise your proposed disclosure further to expressly state that you have been included on the
Commission   s conclusive list
         of issuers identified under the HFCAA as having retained a registered public accounting firm to issue an audit report where the firm has a branch or office that: (1) is located in a foreign jurisdiction and (2) the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.
4. We note your response to our prior comment 4. We also note that your proposed disclosure states, among other things, that "[t]here is no further Nevada statutory restriction on the amount of funds which may be distributed by [you] by dividend" and that you "do not have any PRC subsidiaries." Please reconcile these statements with your disclosure that you are a Delaware holding company and that you conduct your business through your "wholly owned subsidiary Guangzhou Xiao Xiang Health Industry Company
         Limited, a limited liability company organized under the laws of China[.]"
Item 9A. Controls and Procedures, page 44

5. We note your response to our prior comment 5 that the management conclusion was inaccurately reported and will be amended to clarify this confusion. It is not clear from your response how management plans to respond to this comment in the amendment.
         Please tell us if management concluded its internal control over financial reporting was effective or not effective and if management concluded it was effective, please explain how you were able to arrive at this conclusion despite your conclusion that disclosure controls and procedures were not effective.
Executive Compensation, page 48

6. We note your response to our prior comment 6. Please revise your proposed disclosure to note how much time Mr. Kong devotes to his role as Chief Executive Officer of Guangdong HY Capital Management CO. LTD. We also note your disclosure that
         "[t]hese companies are not competitors of the company, and these roles do not conflict with [Mr. Kong's] role as CEO and director of the company." Please disclose whether Mr.
         Kong serves in any other roles with any other entities outside of the company.
 Xiao Jun Kong
FirstName LastNameXiao
China Foods Holdings Ltd.Jun Kong
Comapany13,
December  NameChina
              2022    Foods Holdings Ltd.
December
Page 3    13, 2022 Page 3
FirstName LastName
Exhibits

7. Please file all exhibits required by Item 601 of Regulation S-K with your amended 10-K, including, but not limited to, any plans of acquisition, reorganization, arrangement, liquidation or succession, articles of incorporation, bylaws, description of your securities, material contracts, list of subsidiaries, and consents of experts. Please consult Item 601 of
         Regulation S-K for guidance.
General

8. We note that you did not respond to our prior comment 8; therefore, we reissue in full.
         Please revise your disclosure further to discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. We note your response to our prior comment 9 and your proposed disclosure regarding the
         Holding Foreign Companies Accountable Act. Please revise your disclosure to note that the United States Senate has passed the Accelerating Holding Foreign Companies
         Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the
         Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland
         China or Hong Kong.
Form 10-Q for the Three Months Ended March 31, 2021
Financial Statements
Note 2. Summary of Significant Accounting Policies
Disaggregation of Revenue, page 13

10. We note your response to our prior comment 11. Your proposed revised disclosure appears to move consultant service fee income to sales of healthcare in the table on page
         13. However, the disclosure on page 14 indicates that these sales are from wine products, please clarify.
 Xiao Jun Kong
China Foods Holdings Ltd.
December 13, 2022
Page 4

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch
Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at (202) 551-7836 or Laura Crotty at (202)
551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameXiao Jun Kong
                                                          Division of
Corporation Finance
Comapany NameChina Foods Holdings Ltd.
                                                          Office of Life
Sciences
December 13, 2022 Page 4
cc:       Conn Flanigan
FirstName LastName